May 6, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Alan Campbell

Re:	Xilio Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 11, 2025

File No. 333-285703

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xilio Therapeutics, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-285703), so that it may become effective at 9:00 a.m., Eastern Time, on May 8, 2025, or as soon as practicable thereafter.

Very truly yours,

XILIO THERAPEUTICS, Inc.

By:/s/ René Russo

Name: René Russo

Title: President and Chief Executive Officer